CONFORMED COPY

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March 2003

UPM-KYMMENE CORPORATION

(Translation of registrant’s name into English)

Eteläesplanadi 2

FIN-00130 Helsinki, Finland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐    No  ☒

UPM-Kymmene Corporation

Stock Exchange Release March 19, 2003 15:45

Decisions of the Annual General Meeting of UPM-Kymmene Corporation

At the Annual General Meeting of UPM-Kymmene Corporation, held on March 19, 2003, the accounts of the Corporation were approved and the persons responsible were discharged from liability for the financial period. According to the proposal of the Board of Directors it was decided that dividend of EUR 1.50 per share will be paid on April 1, 2003. The record date for the payment of dividend is March 24, 2003.

A new member, Dr Georg Holzhey, former Executive Vice President of UPM-Kymmene and Director of Haindl Papier GmbH & Co. KG was elected to the Board of Directors. In addition, Mr Martti Ahtisaari, former President of the Republic of Finland; Mr Carl H. Amon III, Partner in White & Case law firm; Mr Michael Bottenheim, former Managing Director of Lazard Brothers; Mr Berndt Brunow, President and CEO of Oy Karl Fazer Ab; Ms Donna Soble Kaufman, Canadian lawyer; Mr Juha Niemelä, President and CEO of UPM-Kymmene Corporation; Mr Jorma Ollila, Chairman and CEO of Nokia Corporation; Mr Gustaf Serlachius, Chairman of the of the Board of Gösta Serlachius Fine Arts Foundation and Mr Vesa Vainio, LLM, were re-elected members of the Board of Directors.

According to the approved amendment of the Article 8 of the company’s Articles of Association the auditing company PricewaterhouseCoopers Oy was appointed Auditor of the Corporation.

The proposal by the Board of Directors on the buy-back of the company’s own shares was approved. A minimum of 100 and a maximum of 24,600,000 own shares will be purchased. The Annual General Meeting authorised the Board of Directors to decide on the disposal of own shares bought back.

The proposal by the Board of Directors to increase the share capital of the company by a bonus issue of the amount of EUR 445,042,090.50 from EUR 445,042,090.50 to EUR 890,084,181 was approved. In the bonus issue the shareholders of the company will, free of charge, be given one new share for one old share. A total of 261,789,465 new shares shall be issued. The counter value of all of the shares is EUR 1.70.

The proposal by the Board of Directors to amend the Article 3 of the Articles of Association in a way that the minimum share capital of the company is EUR 750,000,000 and the maximum share capital of the company is EUR 3,000,000,000 and that the amount of the shares in the company shall be not less than 500,000,000 shares and no more than 2,000,000,000 shares was approved.

The proposal by the Board of Directors to authorise the Board of Directors to resolve on increasing the share capital by issuing new shares or convertible bonds in one or more issues was approved. The increase of the share capital through share issuance or subscription of shares pursuant to conversion of convertible bonds into shares may amount to an aggregate maximum of 104,000,000 shares with a par value of EUR 1.70 and to a maximum aggregate increase of the share capital of EUR 176,800,000.

UPM-Kymmene Corporation

Pirkko Harrela

Vice President, Corporate Communications

DISTRIBUTION

Helsinki Stock Exchange

New York Stock Exchange

Main media

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 19, 2003	UPM-KYMMENE CORPORATION

	By:	/s/ Kari Toikka
Kari Toikka Executive Vice President and CFO

By:	/s/ Olavi Kauppila
Olavi Kauppila Senior Vice President, Investor Relations